

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2012

Via E-Mail
Mr. Jonathan E. Baliff
Chief Financial Officer
Bristow Group, Inc.
2103 City West Boulevard, 4th Floor
Houston, Texas 77042

> **Re:** **Bristow Group, Inc.**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed May 23, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 6, 2012**
> **File No. 001-31617**

Dear Mr. Baliff:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Operating Results, page 32

1. We note your use of non-GAAP financial measures, Adjusted operating income, Adjusted EBITDAR, Adjusted net income and Adjusted diluted earnings per share and your disclosure for the reasons why management believes Adjusted EBITDAR is useful to investors. Please note you are required separately disclose the reason(s) why management believes such measures are useful to investors for each of the non-GAAP financial measures presented. We do not consider discussion of the non-GAAP measures together in generic terms to meet the disclosure requirement prescribed Item 10(e)(1)(i)(c) of Regulation S-K. Please revise accordingly.

Business Unit Operating Results, page 39

2. Please revise to discuss and quantify each of the significant components affecting the changes in revenue and operating income. For example, you disclose that operating revenue for West Africa increased primarily due to new contracts and a combination of increased flight hours and price increases on existing contracts and ad hoc flying, partially offset by the non-renewal of a major contract; however, you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Also, please consider explaining the underlying economic reason(s) for the decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation S-K.

Notes to the Financial Statements

Note 4. Property and Equipment and Assets Held for Sale

3. We note your disclosure that during fiscal 2012 you received proceeds of $147.8 million for the sale of seven aircraft and entered into seven separate agreements to lease back the aircraft. Please tell us how you accounted for these sale/leaseback transactions under the guidance in ASC 840-40 and tell us if any gain or loss was recognized or deferred as a result of these transactions.

4. We note from your disclosures on page 31 and 66 that during fiscal year 2012, changes were made to your fleet strategy as a result of a continued shift in demand for your aircraft to newer technology aircraft types, among other factors. You state the change in demand for your older aircraft has accelerated over the last few quarters and resulted in the determination that you will operate certain older types of aircraft for a shorter period than originally anticipated which led to the global review and impairment of spare parts inventories supporting your fleet. In this regard, please tell us what impact, if any, such changes in your fleet strategy had on your estimates of depreciable lives of such older types of aircraft that are classified as held and used and for which you will continue to operate for a shorter period than originally anticipated as a result of the change in fleet strategy. If no changes were made to the depreciable lives of such aircraft, please explain why and provide us with the basis for your conclusion. As part of your response, please tell us the carrying value of such aircraft that continue to be held for use, the depreciable lives and/or revisions made to the depreciable lives of the affected aircraft. We may have further comment upon receipt of your response.

Mr. Jonathan E. Baliff
Bristow Group, Inc.
November 6, 2012
Page 3

Form 10-Q for the Quarter Ended June 30, 2012

Note 1. Basis of Presentation, Consolidation and Summary of Significant Accounting Policies, page 5

5. We note from your disclosure in Note 1 that during the first quarter of fiscal 2013 you recorded impairment charges of $1.9 million to reduce the carrying value of seven aircraft held for sale. You also sold four aircraft and other equipment during the quarter for proceeds of $20.2 million, resulting in a loss of $3.4 million. We also note from your disclosure on page 31 of your Form 10-K for the year ended March 31, 2012, you recorded an impairment charge related to two AS332Ls to be sold in fiscal year 2013 and five other AS332Ls held for sale of $23.3 million and further, you recognized a $2.7 million impairment charge related to a review of the remainder of your held for sale and operational fleet of aircraft. In this regard, please tell us the facts and circumstances which lead to the additional impairment of the seven aircraft during the quarter ended June 30, 2012 and why you believe that the amount recorded on the balance sheet as of March 31, 2012 was appropriately presented.

6. Furthermore, your disclosure on page 33 indicates that as of June 30, 2012 you have 17 aircraft classified as held for sale for which additional impairment charges of $1.9 million were recognized for seven of the aircraft. In this regard, please tell us what, if any, consideration was given to the potential impairment of the remaining aircraft held for sale (i.e. updated impairment analysis). If no update was required, please explain why you believe the carrying value of the remaining aircraft classified as held for sale is appropriate. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief